TRANSGLOBE ENERGY CORPORATION ANNOUNCES FIRST QUARTER 2018
FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 10, 2018 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three months ended March 31, 2018. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Consolidated Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three months periods ended March 31, 2018 and 2017, are available on TransGlobe's website at www.trans-globe.com.

Highlights:

ø	First quarter production averaged 14,375 boepd (Egypt 11,777 bopd, Canada 2,598 boepd) with total sales of 11,753 boepd during the quarter;

ø	Positive first quarter funds flow of $3.9 million ($0.05 per share) (Q1 2017 - $2.5 million, $0.03 per share);

ø	Sold 235,930 barrels ("bbls") of entitlement crude oil to EGPC for $13.2 million to cover Egypt's in-country expenditures;

ø
Inventory of 1.0 million bbls of entitlement crude oil at quarter-end. The first lifting of 2018 was approximately 452,000 bbls and occurred on April 7, 2018 for proceeds of $26.5 million to be received in early May. EGPC has confirmed four liftings will occur in 2018;

ø	First quarter net loss of $10.1 million, including a $6.0 million unrealized loss on derivative commodity contracts;

ø	Ended the quarter with positive working capital of $45.3 million, which includes cash and cash equivalents of $31.1 million;

ø	Spent $4.6 million on exploration and development during the quarter;

ø	Drilled three oil wells (Arta-48, K-45 and K-46) in Egypt year to date;

ø	Canadian 2018 six well Cardium drilling plan is scheduled to commence in July;

ø	Western Desert exploration drilling program is expected to commence in NW Sitra during June 2018, utilizing two drilling rigs;

ø	An agreement was reached with GPC to drill two additional wells in the M-field buffer-zone, which are expected to be put on production in Q3;

ø
Preparations are now at an advanced stage and the Company expects to complete the AIM process by the end of June. In addition, the Company intends to establish an executive office in London by September 2018.

A conference call to discuss TransGlobe's 2018 first quarter results presented in this news release will be held on Thursday, May 10, 2018 at 8:00 AM Mountain (10:00 AM Eastern time) and is accessible to all interested parties in Canada and US by dialing 416-340-2218 or toll free at 1-800-377-0758. The webcast may be accessed at http://www.gowebcasting.com/9205. The international dial-in https://www.confsolutions.ca/ILT?oss=1P1R8003770758.

The Annual General and Special Meeting of Shareholders will be held on May 10, 2018 at 3:00 pm (Mountain time) in the Centennial Place West Conference Centre, 3rd Floor, 250 5th Street S.W. Calgary, Alberta, Canada.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended March 31
Financial	2018	2017	% Change
Petroleum and natural gas sales	52,951	46,553	14
Petroleum and natural gas sales, net of royalties	24,715	22,461	10
Realized derivative loss on commodity contracts	(118)	—	100
Unrealized derivative loss on commodity contracts	(6,046)	(3,729)	62
Production and operating expense	10,465	10,123	3
Transportation costs	176	198	(11)
Selling costs	46	—	100
General and administrative expense	3,996	4,446	(10)
Depletion, depreciation and amortization expense	6,848	8,512	(20)
Income taxes expense	6,019	5,420	11
Cash flow used in operating activities	(7,155)	(2,497)	187
Funds flow from operations[1]	3,923	2,502	57
Basic per share	0.05	0.03
Diluted per share	0.05	0.03
Net loss	(10,120)	(12,877)	(21)
Basic per share	(0.14)	(0.18)
Diluted per share	(0.14)	(0.18)
Capital expenditures	4,635	10,718	(57)
Working capital	45,252	42,759	6
Long-term debt, including current portion	67,167	73,549	(9)
Note payable	—	11,259	(100)
Common shares outstanding
Basic (weighted average)	72,206	72,206	—
Diluted (weighted average)	72,206	72,206	—
Total assets	312,691	403,686	(23)

Operating
Average production volumes (boepd)	14,375	16,731	(14)
Average sales volumes (boepd)	11,753	13,826	(15)
Inventory (bbls)	1,012,730	1,528,295	(34)
Average sales price ($ per Boe)	50.06	37.41	34
Operating expense ($ per Boe)	9.89	8.14	22
Notes:
[1] Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Average reference prices	2018	2017
	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price (US$/bbl)	66.81	61.53	52.11	49.67	53.68
Edmonton Sweet index (US$/bbl)	56.98	54.26	45.32	46.03	48.37
Natural gas
AECO (C$/mmbtu)	2.08	1.69	1.45	2.78	2.69
US/Canadian Dollar average exchange rate	1.264	1.270	1.247	1.345	1.323

CORPORATE SUMMARY
TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 14,375 barrels of oil equivalent per day ("boepd") during the first quarter of 2018, which was within the full-year 2018 production guidance range of 14,200 to 15,600 boepd. Egypt production was 11,777 barrels of oil per day ("bopd") and Canada production was 2,598 boepd.
The Company sold 235,930 barrels of inventoried entitlement crude oil to EGPC during the first quarter of 2018 for $13.2 million. The proceeds will be used to cover in-country expenditures of the Company's Egyptian operations. At quarter end the Company had approximately 1.0 million barrels of inventoried entitlement crude oil. Subsequent to the quarter, the Company lifted approximately 452,000 barrels ("bbls") of entitlement crude oil on April 7, 2018, with net proceeds of $26.5 million to be received in early May. All Canadian production was sold during the quarter.

Dated Brent oil prices averaged $66.81 per barrel in the first quarter of 2018. TransGlobe's crude oil is sold at a quality discount to Dated Brent and received a blended price of $56.20 per barrel during the quarter. TransGlobe's Canadian oil production received an average of $57.15 per barrel of oil and $1.70 per million cubic feet ("mcf") of natural gas during the first quarter. The Company had funds flow from operations of $3.9 million and ended Q1-2018 with positive working capital of $45.3 million, which included cash and cash equivalents of $31.1 million.
The Company experienced a net loss in the quarter of $10.1 million, including a $6.0 million unrealized loss on derivative commodity contracts. The loss on derivative commodity contracts represents a fair value adjustment on the Company's hedging contracts as at March 31, 2018.
In Egypt, the Company drilled two oil wells (Arta-48 in West Gharib and K-46 in West Bakr) during the quarter. Subsequent to the quarter, the Company drilled an oil well at K-45 in West Bakr and is currently drilling Arta-54 in West Gharib. Following Arta-54 the rig is scheduled to move to NW Gharib to drill a planned injector at NWG 38A-3. Concurrently, the Company is progressing the 2018 exploration drilling program in the Western Desert with the first two wells (NWS 9 and NWS 12) targeting a June start utilizing two drilling rigs.
In Canada, a planned turnaround at the main third-party owned and operated natural gas processing plant in Harmattan will result in the majority of the Company's Canadian production being shut-in during May. To coincide with this, the Company commenced a planned 3 to 4 week turnaround/maintenance program at its central oil processing battery and main natural gas compressor site in early May. The 2018 production guidance numbers include the planned turnaround. Additionally, in July 2018 the Cardium development drilling program is scheduled to commence. The planned Cardium drilling program, consisting of six horizontal wells (including one two-mile horizontal), will be drilled from a common pad to improve efficiencies and reduce costs commencing in Q3.
The Company has undertaken an extensive review of its existing stock market listings and its current and potential common share investors. The Company determined that although oil prices have shown tangible and structural improvement in Q4-2017 and Q1-2018, its share price and liquidity have not responded to that improvement despite significant increases in profitability and funds flow. The Company concluded that a listing on the London Stock Exchange’s AIM is expected to provide access to a significant pool of investors who currently do not have adequate access to TransGlobe’s common shares and should eventually improve its profile by placing TransGlobe alongside many of its international Exploration and Production peers. In addition, an AIM listing, may attract European analyst coverage focused on international companies similar to TransGlobe. TransGlobe has retained Canaccord Genuity as its nominated advisor (“NOMAD”) to support the listing on AIM. Preparations are now at an advanced stage and the Company expects to complete the AIM process by the end of June.  In addition, the Company intends to establish an executive office in London by September 2018.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
EASTERN DESERT
West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the first quarter, the Company drilled the Arta-48 development well in the Arta Red Bed pool. Arta-48 targeted the northern extension of the main Arta Red Bed pool in the boundary area between the Arta pool and the offsetting new development lease (“DL”) in the NW Gharib concession (DL #3). The Arta-48 well is the first well drilled in the buffer zone and encountered 45 feet of Red Bed formation with an internally estimated 20 feet of net oil pay. The Red Bed conglomerate section encountered in Arta-48 is scheduled for a frac stimulation in May.

The Company is currently drilling a second Arta Nukhul/Red Bed development well at Arta-54, targeting the northern extension of the main Arta Red Bed pool. The Arta-54 location will be the second well drilled in the boundary area between the Arta pool and the offsetting new development lease DL #3 in NW Gharib.

Production
Production from West Gharib averaged 5,104 bopd to TransGlobe during the quarter, a 2% (89 bopd) increase from Q4-2017 due to accelerated well servicing efforts during Q1-2018, partially offset by natural declines.

Production averaged 4,975 bopd during April.

Sales
The Company sold 235,930 barrels of inventoried entitlement crude oil to EGPC for $13.2 million in Q1-2018.

Quarterly West Gharib Production (bopd)	2018	2017
	Q-1	Q-4	Q-3	Q-2
Gross production rate	5,104	5,015	5,741	6,389
TransGlobe working interest	5,104	5,015	5,741	6,389
TransGlobe production inventoried (sold)	(21)	774	(5,715)	(92)
Total sales	5,125	4,241	11,456	6,481
Government share (royalties and tax)	2,504	2,459	2,826	3,155
TransGlobe sales (after royalties and tax)[1]	2,621	1,782	8,630	3,326
Note:
[1] Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.
West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the first quarter, the K-46 oil well was drilled and placed on production. The K-46 well encountered an internally estimated 111 feet of net oil pay with 96 feet attributed to the main Asl A formation (A1, A2, and A3) and 15 feet of oil pay in the Asl B over water. The well was initially completed in the Asl B zone to obtain a production rate prior to perforating the main Asl A formation. The Asl B produced approximately 45 bopd with water. In late April, the Asl A was perforated and commingled with the Asl B formation and placed on production. The well is currently producing 120 bopd and will be optimized during the second quarter in conjunction with the Company’s facility upgrades at West Bakr K Station and high-volume lift initiatives.
Subsequent to the quarter, the Company drilled the second South K-field development well at K-45, which was targeting the main Asl A sand in a crestal position in South K-field. The well was drilled to a total depth of 5,831 feet and encountered main Asl A sand approximately 66 feet structurally higher than the K-46 well and is structurally the highest well in South K-field Asl A & B pools. K-45 encountered an internally estimated 195 feet of net oil pay comprising 120 feet of net oil pay in the Asl A pool (A1, A2 and A3) and 75 feet of net oil pay in the Asl B pool. The K-45 well was completed in the Asl B formation and placed on production at an initial rate of 300 bopd in early May 2018.
Up to three additional wells are planned for West Bakr in late Q2/early Q3, including two wells inside the recently negotiated reduced buffer zone targeting the M-field Asl A formation.

The Company also has an active recompletion campaign scheduled throughout 2018, targeting low-risk behind pipe opportunities in addition to water-flood optimization opportunities.  The majority of these opportunities reside in the West Bakr K-field where the Company has completed construction of the Phase 2 K-field facility expansion to double the current fluid handling capacity. Commissioning of Phase 2 has commenced and will be operational in May. Concurrent with the K-field facility expansions the drilling rig was used to re-enter and deepen a legacy well (K-5) for water disposal. The K-5 water disposal well is scheduled for completion in May 2018 to handle additional planned water production from the expanded facilities. Following Phase 2 commissioning, construction will commence on Phase 3 to add a third process train and triple the original facility capacity by year end. The expansions will allow for accelerated fluid withdrawal rates supporting incremental production volumes and additional reserves from both West Bakr K and M fields.

Production
Production from West Bakr averaged 5,274 bopd to TransGlobe during the quarter, a 5% (250 bopd) increase from the previous quarter due to accelerated well servicing efforts and recompletion activity in K South during the quarter, partially offset by natural declines.

Production averaged 5,683 bopd during April.

Sales
TransGlobe did not sell its entitlement share of production from West Bakr during Q1-2018.

Quarterly West Bakr Production (bopd)	2018	2017
	Q-1	Q-4	Q-3	Q-2
Gross production rate	5,274	5,024	5,651	6,085
TransGlobe working interest	5,274	5,024	5,651	6,085
TransGlobe production inventoried (sold)	2,136	(3,511)	2,288	(3,202)
Total sales	3,138	8,535	3,363	9,287
Government share (royalties and tax)	3,138	2,990	3,363	3,621
TransGlobe sales (after royalties and tax)[1]	—	5,545	—	5,666
Note:
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
No wells were drilled during the quarter.

The drilling rig is scheduled to move to NW Gharib following the Arta-54 well to drill NWG 38A-3. The NWG 38A-3 well is planned as a water injection well to provide reservoir pressure support and enhanced recovery in the NWG 38 Red Bed pool. The first three wells drilled in the NWG 38 pool did not encounter a water leg and are currently producing at a combined, restricted rate of approximately 920 bopd. It is expected that the current production rates will be optimized upon completion of the water injection scheme and stabilized reservoir pressures.

The Company will be stimulating and completing two drilled and uncompleted wells (DUC’s) in the NWG 1 and NWG 5 Development Areas (discovered in 2014) during the second quarter of 2018. The NWG 1 and NWG 5 wells encountered a tight Red Bed conglomerate sequence, which requires stimulation to produce, and are expected to produce at similar rates to TransGlobe's Arta Nukhul wells which typically have an initial 30-day production rate (IP 30) of 150-180 bopd with ultimate recoveries of 120-150 thousand barrels ("Mbbls") per well on primary production.

Production

Production from NW Gharib averaged 1,399 bopd during the quarter, a 15% (187 bopd) increase from the previous quarter, primarily due to production from the NWG 38A2 well placed online in late December 2017.

Production averaged 1,213 bopd during April.

Sales
TransGlobe did not sell its entitlement share of production from NW Gharib during the quarter.

Quarterly North West Gharib Production (bopd)	2018	2017
	Q-1	Q-4	Q-3	Q-2
Gross production rate	1,399	1,212	876	1,377
TransGlobe working interest	1,399	1,212	876	1,377
TransGlobe production inventoried (sold)	507	439	318	499
Total sales	892	773	558	878
Government share (royalties and tax)	892	773	558	878
TransGlobe sales (after royalties and tax)[1]	—	—	—	—
Note:
[1] Under the terms of the North West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

WESTERN DESERT
South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

No wells were drilled during the quarter.
The Company has approved a Jurassic exploration well for South Alamein in its 2018 capital plan. This well has not received military approval for access. The Company has entered into discussions with EGPC to extend the concession beyond the June 2018 expiry to facilitate additional dialogue with the military and to evaluate alternative solutions. EGPC has indicated an extension is possible although it is not finalized at this time.
South Ghazalat and North West Sitra, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

No wells were drilled during the quarter.
The Company is targeting to test four independent structures on South Ghazalat and North West Sitra and is expected to commence drilling in the NW Sitra concession utilizing two rigs in June 2018. The larger 2,000 HP drilling rig will drill NWS 12 targeting a stacked Cretaceous/Jurassic prospect. The smaller 1,000 HP drilling rig will drill NWS 9 targeting a stacked Cretaceous prospect. Following NWS 9, this rig will be moved to the South Ghazalat Concession to drill two independent stacked Cretaceous structures.  The four, basin opening wells in NW Sitra and S. Ghazalat could de-risk 13 of the 21 additional prospects currently mapped on 3-D seismic. The Company has not budgeted any production from the Western Desert exploration assets in 2018.
CANADA
Operations and Exploration
No wells were drilled during the quarter.
In Canada, the Company commenced a planned 3-to-4 week turnaround/maintenance program at the Company’s central oil processing battery and main natural gas compressor site in early May. The work has been scheduled to coincide with a planned turnaround at the main natural gas processing plant in the Harmattan area, which is operated by a third party. It is expected that the majority of the Canadian production will be shut-in during May 2018 due to this planned outage. TransGlobe's 2018 production guidance numbers include the planned turnaround.
In addition, the Company is finalizing the 2018 Cardium drilling program, which is scheduled to commence in July. The 2018 Cardium development program of six horizontal wells will be drilled from a common pad to improve efficiencies and reduce costs. The Company is planning to drill one two-mile extended reach horizontal (“ERH”) well to evaluate the performance of ERH wells in the Harmattan area.  The remainder of the 2018 program will be one-mile horizontal wells.
The Company will continue to evaluate properties for acquisition in the greater Harmattan area.
Production
Production from Canada averaged 2,598 boepd (60% oil and liquids) to TransGlobe during the quarter, a 4% (102 boepd) decrease from the previous quarter primarily due to natural declines offset by the 2017 Cardium three-well drilling campaign.
Production averaged 2,492 boepd for April.

Quarterly Canada Production (boepd)	2018	2017
	Q-1	Q-4	Q-3	Q-2
Canada crude oil (bbls/d)	675	775	518	496
Canada NGLs (bbls/d)	894	915	1,081	919
Canada natural gas (mcf/d)	6,176	6,058	6,268	7,191
Total production (boe/d)	2,598	2,700	2,644	2,613

About TransGlobe

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, formations expected to be encountered during drilling, and rig mobilization plans; estimated net oil pay; expectation that current production rates will be optimized upon completion of a water injection scheme and stabilized reservoir pressures; the Company's anticipation that completion of the Phase 2 and 3 of the K-field facility expansion will double/triple the current fluid handling capacity respectively; the expected effect of the planned turnaround at the main natural gas processing plant in the Harmattan area on the Company's production; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; anticipated production and ultimate recoveries from wells; the Company’s planned drilling program in each of Egypt and Canada; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; the Company's beliefs related to the AIM market; the Company's intention to establish an office in London and the expected timing thereof; and other matters.
Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.
In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the AIM markets access to investors; the AIM markets improvement to TransGlobe's corporate profile; the perceived benefits of the AIM market; and other matters.
Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; uncertainty in obtaining required approvals from TransGlobe's nominated advisor; uncertainty in obtaining required approvals from the London Stock Exchange; failure to advance an AIM admission filing; failure to achieve the perceived benefits of the AIM market; failure to establish an executive office in London on the time anticipated or at all; no assurances are given that an application to list will be made or that any TransGlobe security will be listed on the AIM market; general economic and financial conditions of the AIM market; and other factors beyond the Company's control. Readers
Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

For further information, please contact: Investor Relations Telephone: 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com